EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Three Months Ended
	March 31,		Twelve Months Ended December 31,
	2005 (1)	2004 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)
Earnings from operations	$9,508	$34,209	$129,164	$128,319	$136,146	$107,399	$128,023
Add:
Interest expense	49,275	39,432	169,515	148,789	150,112	80,779	94,529

Earnings as adjusted	$58,783	$73,641	$298,679	$277,108	$286,258	$188,178	$222,552

Combined fixed charges and Preferred Unit distributions:
Interest expense	$49,275	$39,432	$169,515	$148,789	$150,112	$80,779	$94,529
Capitalized interest	8,219	5,915	23,572	26,854	32,377	29,186	37,079

Total fixed charges	57,494	45,347	193,087	175,643	182,489	$109,965	$131,608

Preferred Unit distributions	1,698	4,447	16,254	26,153	34,309	25,877	25,340

Combined fixed charges and Preferred Unit distributions.	$59,192	$49,794	$209,341	$201,796	$216,798	$135,842	$156,948

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.0	1.5	1.4	1.4	1.3	1.4	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.